APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS
(UNAUDITED)

The Workroom Femciety, Inc.
Balance Sheet - unaudited
For the period ended 11/15/19

	Current Period 11/15/19
ASSETS	
Current Assets:	
Cash	$0
Petty Cash	$0
Total Current Assets	$0
Fixed Assets:	
Furniture and Equipment	$0
Computer Equipment	$0
Total Fixed Assets	$0
Other Assets:	
Trademarks	$0
Total Other Assets	$0
TOTAL ASSETS	**$0**
LIABILITIES	
Current Liabilities:	
Business Credit Cards	$0
Total Current Liabilities	$0
Long-Term Liabilities:	
Mortgage Payable	$0
Total Long-Term Liabilities	$0
EQUITY	
Capital Stock/Partner's Equity	$0
Total Equity	$0
TOTAL LIABILITIES & EQUITY	**$0**
Balance Sheet Check	$0

I, Ahfeeyah Thomas, certify that:

(1) The financial statements of THE WORKROOM FEMCIETY INC. included in this Form are true and complete in all material respects; and

(2) The tax return information of THE WORKROOM FEMCIETY INC. have not been included in this Form as THE WORKROOM FEMCIETY INC. was formed on 3/29/19 and has not filed a tax return to date.

Signature: DocuSigned by: Ahfeeyah Thomas AA4C46485EE4405...

Name: Ahfeeyah Thomas
Title: President